EXHIBIT 99.1

Osisko Gold Royalties is Pleased to Congratulate Osisko Mining on Its Record Windfall Project Results

Record Intercept of 13,634g/t Au over 2 Meters

MONTREAL, Dec. 01, 2020 (GLOBE NEWSWIRE) -- Osisko Gold Royalties Ltd (“Osisko” or the “Company”) (TSX & NYSE: OR) is pleased to congratulate Osisko Mining Inc. (“Osisko Mining”, TSX: OSK) on the highest-grade drill result to date at its Windfall gold project (“Windfall”). Today, Osisko Mining announced1 a diamond drill intercept grading 13,634 grams per tonne over 2.0 meters, including 90,700 grams per tonne over 0.3 meters, from the infill definition drill program at Windfall’s Lynx zone.

Sean Roosen, Executive Chair and Sandeep Singh, President and CEO of Osisko stated: “The consistency at which the Osisko Mining team is able to achieve remarkable drilling success speaks to the unique quality of the Windfall deposit and the team’s vision and understanding of a highly prospective gold camp.”

Osisko Gold Royalties owns a 2.0% to 3.0% net smelter return royalty on Windfall (“Windfall Royalty”) as well as a 14.6% equity stake in Osisko Mining. The Windfall Royalty and the Company’s equity ownership provides Osisko with meaningful exposure to a high-grade Canadian gold camp.

Qualified Person

The scientific and technical content of this news release has been reviewed and approved by Dr. Guy Desharnais, Ph.D., P.Geo., Vice President, Project Evaluation at Osisko Gold Royalties Ltd, who is a “qualified person” as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). For technical details, including quality control and reporting protocols, please refer to the press release entitled “Osisko Windfall Infill Drilling: Very Good” date from December 1st 2020.

About Osisko Gold Royalties Ltd

Osisko Royalties is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. Osisko Royalties holds a North American focused portfolio of over 135 royalties, streams and precious metal offtakes. Osisko Royalties' portfolio is anchored by its cornerstone asset, a 5% net smelter return royalty on the Canadian Malartic mine, which is the largest gold mine in Canada.

Osisko Royalties' head office is located at 1100 Avenue des Canadiens-de Montréal, Suite 300, Montréal, Québec, Canada, H3B 2S2.

For further information, please contact Osisko Gold Royalties Ltd:

Sandeep Singh President and CEO Tel. (514) 940-0670 ssingh@osiskogr.com

Forward-looking Statements

Certain statements contained in this press release may be deemed “forward‐looking statements” within the meaning of applicable Canadian and U.S. securities laws. These forward‐looking statements, by their nature, require Osisko to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward‐looking statements. Forward‐looking statements are not guarantees of performance. These forward‐looking statements, may involve, but are not limited to, the significance of Osisko Mining’s results from the new infill drilling and the potential of its Windfall Lake gold deposit to continue to deliver benefit for all its stakeholders, the ability of Osisko Mining to realize upon any mineralization in a manner that is economic and its ability to complete any proposed exploration activities and the results of such activities, including the continuity or extension of any mineralization, that significant value will be created within the accelerator group of companies, the realization of the anticipated benefits deriving from its investments and the general performance of the assets of Osisko, as well as other considerations that are believed to be appropriate in the circumstances and Osisko’s ability to seize future opportunities. Words such as “may”, “will”, “would”, “could”, “expect”, “believe”, “plan”, “anticipate”, “intend”, “estimate”, “continue”, or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward‐looking statements. Information contained in forward‐looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including management’s perceptions of historical trends, current conditions and expected future developments, as well as other considerations that are believed to be appropriate in the circumstances. Osisko considers its assumptions to be reasonable based on information currently available, but cautions the reader that their assumptions regarding future events, many of which are beyond the control of Osisko, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect Osisko and its business; Such risks and uncertainties include, among others, risks relating to the ability of exploration activities carried out by Osisko Mining (including drill results) to accurately predict mineralization; errors in Osisko Mining’s geological modelling; the ability of Osisko Mining to complete further exploration activities, including drilling.

For additional information with respect to these and other factors and assumptions underlying the forward‐looking statements made in this press release, see the section entitled “Risk Factors” in the most recent Annual Information Form of Osisko which is filed with the Canadian securities commissions and available electronically under Osisko’s issuer profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission and available electronically under Osisko’s issuer profile on EDGAR at www.sec.gov. The forward‐ looking information set forth herein reflects Osisko’s expectations as at the date of this press release and is subject to change after such date. Osisko disclaims any intention or obligation to update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

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1. For details, please refer to Osisko Mining’s press release dated December 1, 2020 titled: Osisko Windfall Infill Drilling:  Very Good.  Record Intercept of 13,634 g/t Au over 2.0 Meters.